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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT

                                TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)1

                                  MONEYZONE.COM

                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   60935 W103

                                 (CUSIP Number)

                                 SUSAN E. MCAVOY

                         6000 FAIRVIEW ROAD, SUITE 1410

                               CHARLOTTE, NC 28210

                                 (704) 553-1442

                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                     DECEMBER 5, 1999 AND DECEMBER 23, 1999

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 60935 W103                    13D                Page 2 of 10 Pages



1             NAME OF REPORTING PERSONS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Global Capital Partners, Inc. (formerly, Eastbrokers International Incorporated).


2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                                  (b)  |_|

3             SEC USE ONLY


4             SOURCE OF FUNDS
              Not applicable.

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               2,000,000 shares of Common Stock.
EACH REPORTING PERSON
         WITH           8           SHARED VOTING POWER
                                    0 shares of Common Stock.

                        9           SOLE DISPOSITIVE POWER
                                    2,000,000 shares of Common Stock.

                        10          SHARED DISPOSITIVE POWER
                                    0 shares of Common Stock.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares of Common Stock.

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                  |_|
              (11) EXCLUDES CERTAIN SHARES


13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              32.09% of Common Stock, based on 6,233,335 shares of Common Stock issued and outstanding at January 31, 2000. See Item 5 herein.


14            TYPE OF REPORTING PERSON
              CO




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ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), relating to shares of common stock, $.001 par value ("Common Stock"), of MoneyZone.com (formerly EBonlineinc.com), a Nevada corporation having its principal executive offices at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210 (the "Company" or the "Issuer").

ITEM 2.   IDENTITY AND BACKGROUND.

Corporate Securityholder.

         (a) This statement is being filed by Global Capital Partners, Inc. (formerly, Eastbrokers International Incorporated), a
                  Delaware corporation ("Global Capital" or the "Reporting Person").

         (b) The address of the principal executive office of Global Capital is 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210.

         (c) The principal business of Global Capital: Global Capital is primarily the holding company of thirteen subsidiaries and affiliates engaged in the investment banking, broker-dealer, consulting, advisory and securities businesses.

         (d) During the last five years, Global Capital has not been convicted in a criminal proceeding.

         (e) During the last five years, Global Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers, Directors and/or Persons Controlling Global Capital.

         Martin A. Sumichrast.

        (a) Martin A. Sumichrast ("Mr. Sumichrast"), a director and the President, Chief Executive Officer and Chairman of the Board of Directors (the "Board") of Global Capital.

        (b) Mr. Sumichrast's business address is c/o Global Capital International Incorporated, 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210.

        (c) Mr. Sumichrast's principal occupation is as director, President, Chief Executive Officer and Chairman of the Board of Global Capital.

        (d) During the last five years, Mr. Sumichrast has not been convicted in a criminal proceeding.

        (e) During the last five years, Mr. Sumichrast has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Sumichrast is a citizen of the United States and a resident of North Carolina.

         Kevin D. McNeil.

        (a) Kevin D. McNeil ("Mr. McNeil"), the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Global Capital.

        (b) Mr. McNeil's business address is c/o EBI Securities Corporation, 6300 South Syracuse Way, Suite 645, Englewood, Colorado, 80206.

        (c) Mr. McNeil's principal occupation is as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Global Capital.

        (d) During the last five years, Mr. McNeil has not been convicted in a criminal proceeding.

        (e) During the last five years, Mr. McNeil has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. McNeil is a citizen of the United States and a resident of Colorado.

         Wolfgang Kossner.

        (a) Wolfgang M. Kossner ("Mr. Kossner"), Vice Chairman of the Board of directors of Global Capital.

        (b) Mr. Kossner's business address is c/o General Partners Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

        (c) Mr. Kossner's principal occupation is as principal shareholder and a member of the supervisory board of General Partners Beteiligungs AG and a principal stockholder of Global Capital Markets, Inc.

        (d) During the last five years, Mr. Kossner has not been convicted in a criminal proceeding.

        (e) During the last five years, Mr. Kossner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)      Mr. Kossner is a citizen of Austria.

        Michael Sumichrast, Ph.D.

        (a) Michael Sumichrast, Ph.D. ("Dr. Sumichrast"), a director of Global Capital.

        (b)     Dr.   Sumichrast's   business  address  is  c/o  Global  Capital
                International Incorporated, 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210.

        (c)     Dr. Sumichrast's principal occupation is as member of the Board.

        (d) During the last five years, Dr. Sumichrast has not been convicted in a criminal proceeding.

        (e) During the last five years, Dr. Sumichrast has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Dr. Sumichrast is a citizen of the United States and a resident of Maryland.

         Dr. Lawrence Chimerine

        (a) Dr. Lawrence Chimerine ("Dr. Chimerine"), a director of Global Capital.

        (b) Dr. Chimerine's business address is c/o Radnor International Consulting, 880 Briarwood Road, Newtown Square, Pennsylvania 19073.

        (c) Dr. Chimerine's principal occupation is as economist for Radnor International Consulting.

        (d) During the last five years, Dr. Chimerine has not been convicted in a criminal proceeding.

        (e) During the last five years, Dr. Chimerine has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Dr. Chimerine is a citizen of the United States and a resident of Pennsylvania and Washington, DC.

         Jay R. Schifferli, Esq.

        (a) Jay R. Schifferli, Esq. ("Mr. Schifferli"), a director of Global Capital.

        (b) Mr. Schifferli's business address is c/o Kelley Drye & Warren LLP, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT 06901-3229.

        (c) Mr. Schifferli's principal occupation is as a partner of Kelley Drye & Warren LLP, an international law firm with offices in the United States, Europe and Asia.

        (d) During the last five years, Mr. Schifferli has not been convicted in a criminal proceeding.

        (e) During the last five years, Mr. Schifferli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Schifferli is a citizen of the United States and a resident of Connecticut.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

The securities of the Company referenced herein were acquired for investment purposes.

While neither the Reporting Person nor its affiliates have any present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer currently held by the Reporting Person (and its affiliates), the investments in the Issuer by the Reporting Person (and its affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the Schedule 13D to which this Amendment relates, the Reporting Person (and its affiliates) do not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Corporate Securityholder.

        (a) As of the date hereof, Global Capital is the record and beneficial owner of 2,000,000 shares of Common Stock. This number represents 32.09% of the issued and outstanding shares of Common Stock, based on 6,233,335 shares issued and outstanding at January 31, 2000.

        (b) Global Capital has sole voting power over and sole power to dispose of all 2,000,000 shares of Common Stock beneficially owned by it.

        (c) Transactions during the past 60 days: In sales to various private investors, on December 23, 1999, Global Capital disposed of 110,000 and 151,773 shares of Common Stock for consideration of $2.67 and $5.60 per share, respectively, and, through its wholly-owned subsidiary, EBI Securities Corporation ("EBI"), 250,000 shares of Common Stock then owned by EBI for an aggregate consideration of $1.00, and on December 5, 1999, Global Capital disposed of 390,000 shares of Common Stock for consideration of $5.00 per share. On December 23, 1999, Global Capital transferred, for no consideration, 10,000 shares to each of four of its directors. The shares of Common Stock sold by EBI, purchased by it on July 12, 1999, for an aggregate consideration of $10.00, were not reported on the Schedule 13D and the Schedule 13D is hereby further amended to the extent of such purchase.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,000,000 shares of Common Stock.

        (e)    Not applicable.

Executive Officers, Directors and/or Persons Controlling Global Capital.

         Martin A. Sumichrast.

        (a) As of the date hereof, Mr. Sumichrast beneficially owns 10,000 shares of Common Stock.

        (b) Mr. Sumichrast has sole power to vote or direct the vote and to dispose or direct the disposition of such 10,000 shares.

        (c) Transactions during the past 60 days: Mr. Sumichrast disposed of 250,000 shares of Common Stock by sale and gift to various private investors on December 30, 1999, for which sales Mr. Sumichrast received an aggregate consideration of $1.00. Included in such 250,000 shares, are the 10,000 shares referenced above, as to which Mr. Sumichrast retains the power to vote or direct the vote and to dispose or direct the disposition.

        (d)     Not applicable.

        (e)     Not applicable.

         Kevin D. McNeil.

        (a) As of the date hereof, Mr. McNeil does not beneficially own, directly or indirectly, any shares of Common Stock.

        (b)     Not applicable.

        (c)     Not applicable.

        (d)     Not applicable.

        (e)     Not applicable.

         Wolfgang Kossner.

        (a) As of the date hereof, Wolfgang Kossner beneficially owns 10,000 shares of Common Stock.

        (b) Mr. Kossner has sole power to vote or direct the vote and dispose or direct the disposition of such 10,000 shares.

        (c) Mr. Kossner acquired such 10,000 shares on December 28, 1999 for no consideration in a disposition by Global Capital.

        (d)     Not applicable.

        (e)     Not applicable.

         Michael Sumichrast, Ph.D.

        (a) As of the date hereof, Dr. Sumichrast beneficially owns 10,000 shares of Common Stock.

        (b) Dr. Sumichrast has the sole power to vote or direct the vote and dispose or direct the disposition of such 10,000 shares.


        (c) Dr. Sumichrast acquired such 10,000 shares on December 28, 1999 for no consideration in a disposition by Global Capital.

        (d)     Not applicable.

        (e)     Not applicable.

         Dr. Lawrence Chimerine

        (a) As of the date hereof, Dr. Chimerine beneficially owns 10,000 shares of Common Stock.

        (b) Dr. Chimerine has the sole power to vote or direct the vote and dispose or direct the disposition of such 10,000 shares.

        (c) Dr. Chimerine acquired such 10,000 shares on December 28, 1999 for no consideration in a disposition by Global Capital.

        (d)     Not applicable.

        (e)     Not applicable.

         Jay R. Schifferli, Esq.

        (a) As of the date hereof, Mr. Schifferli beneficially owns 10,000 shares of Common Stock.

        (b) Mr. Schifferli has the sole power to vote or direct the vote and dispose or direct the disposition of such 10,000 shares.

        (c) Mr. Schifferli acquired such 10,000 shares on December 28, 1999. for no consideration in a disposition by Global Capital.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issue.

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 22, 2000
                                            -------------------
                                                  (Date)

                                            /s/ Martin A. Sumichrast
                                           -------------------------------
                                          Martin A. Sumichrast, Chairman,
                                          Chief Executive Officer and President